Exhibit 2

PURCHASE AND ASSUMPTION AGREEMENT

PURCHASE AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of August 1, 2005 by and between Susquehanna Bank, a Maryland state-chartered bank (“Seller”), and MVB Bank, Inc., a West Virginia state-chartered bank (“Purchaser”).

Purchaser desires to purchase and assume certain liabilities associated with Seller’s branch banking office located at 88 Somerset Blvd., Charles Town, WV 25414-0924 (herein, the “Branch”), subject to the terms and conditions and based upon Seller’s representations, warranties and agreements hereinafter expressed.

Seller desires to sell to Purchaser and to have Purchaser assume certain liabilities associated with the Branch, subject to the terms and conditions and based upon Purchaser’s representations, warranties and agreements hereinafter expressed.

In consideration of the mutual covenants and agreements herein contained and the mutual benefits to be derived herefrom, the parties hereto do agree hereby as follows:

1.	Effective Date and Closing. The effective date of the transactions provided for in Section 3 hereof (the “Effective Date”) shall be October 7, 2005, or in the event of a delay or delays in regulatory approvals or data process conversion or as otherwise agreed by the parties, such other Friday as mutually agreed to by the parties. The closing of the transactions provided for herein (the “Closing”) shall be at a time agreed upon by the parties on the Effective Date at the offices of Seller, at which time title to and possession of the assets to be sold hereunder will be transferred from Seller to Purchaser in accordance with the procedures set forth in Section 6 hereof.

2.	Events Preceding Effectiveness. On or before the Effective Date, the following shall have occurred:

2.1.	the Board of Directors of Purchaser and of Seller shall have approved this Agreement and the transactions provided for herein; and

2.2.	The Federal Deposit Insurance Corporation and the West Virginia Division of Banking and any other applicable regulatory agencies shall have approved this Agreement and the transactions provided for herein.

3.	Assets to be Purchased and Liabilities to be Assumed. The following assets and services shall be purchased and liabilities shall be assumed hereunder:

3.1.	Assets to be Purchased. Seller shall sell to Purchaser and Purchaser shall purchase from Seller each of the following assets and services of Seller (the “Assets”):

3.1.1.	all furniture, fixtures and equipment of the Branch, and the real estate that constitutes the Branch premises (the “Real Estate”).

3.1.2.	the cash “on hand” at the Branch as of the close of business on the Effective Date.

3.2.	Liabilities Assumed.

3.2.1.	Seller shall transfer to Purchaser and Purchaser shall assume from Seller each of the following deposit liabilities of Seller: an amount equal to the face value, plus accrued interest, (i) of all the deposit accounts including without limitation (other than non-IRA fiduciary accounts) in all retail and commercial checking accounts, passbook savings accounts, money market investment accounts (including, without limitation, NOW accounts, statement savings accounts and individual retirement accounts listed on the books of the Branch as of the close of business on the Effective Date as to which permission to transfer is not withheld under Section 10.5 (collectively, the “Accounts”), and (ii) all of the certificates of deposit listed as originating at the Branch or owned by customers whose accounts are maintained at the Branch (except for certificates owned by municipalities) as of the close of business on the Effective Date as to which permission to transfer is not withheld under Section 10.5 (the “Certificates”) (the Accounts and the Certificates being referred to collectively as the “Total Accounts”), the aggregate balance of which as of May 31, 2005 is $12,683,000;

3.2.2.	Purchaser shall assume no tax or other liabilities of Seller in connection with the purchase of the Total Accounts or otherwise, except that Purchaser shall assume each of the following liabilities of Seller and will indemnify and hold Seller harmless from and against any liability, cost or expense incurred by Seller as a result of Purchaser’s failure to perform its obligations with respect to any of the following assumed liabilities (collectively, the “Liabilities”): the liabilities for payment to or the order of the depositors of the Total Accounts and written contractual or statutory obligations associated with the Total Accounts.

3.3.	Unitary Enterprise. It is recognized that Purchaser in acquiring the Branch will be buying a unitary economic enterprise. It is also recognized that Purchaser is paying a premium in order to obtain the benefit of a substantial core deposit base.

4.	Employment Matters. With respect to the Employees:

4.1.	Solicitation for Employment. Purchaser agrees to offer employment to all employees and officers of the Branch (herein, collectively, the “Officers and Employees”) on terms and conditions comparable to those provided by Seller to the Officers and Employees. The Purchaser agrees to keep the Officers and Employees employed for a period of at least six (6) months on such comparable terms and conditions, unless any of the Officers and Employees is discharged for cause.

4.2.	Employee Benefits. Officers and Employees who are offered and accept employment with Purchaser shall receive their current salaries and shall participate in the pension plan and other employee benefit plans of Purchaser. Credit under the pension plan for years of service with Seller will be given to Officers and Employees who accept employment with Purchaser, but only for purposes of determining eligibility and vesting and not for the purpose of determining benefit accrual.

4.3.	Assistance with Employees. Seller will assist Purchaser in discussions with the Officers and Employees, will transfer (provided there is no objection by the Officers and Employees) all employee records to the Purchaser, will encourage the Officers and Employees of the Branch to accept employment with the Purchaser, and will assist Purchaser with the transfer of the Officers and Employees to the employment of the Purchaser. This Section shall not be construed as a guarantee that any or all of the Officers and Employees will accept employment with the Purchaser. No provision of this Agreement shall be construed as a contract for future employment except as employment at will.

4.4.	Replacement. In the event that Officers or Employees leave employment at the Branch within the period beginning thirty (30) days prior to the Closing, Seller shall first attempt to use contract employees supplied by Buyer to fill the vacancies so created.

5.	Purchase Price, Adjustment and Payment. The purchase price shall be $2,655,000 plus an amount equal to the cash “on hand” at the Branch as of the close of business on the Effective Date, plus or minus, as the case may be, the adjustments described in Sections 5.1 (the “Purchase Price”).

5.1.	Settlement. Purchaser and Seller shall settle with each other at the Closing and subsequently thereafter with each other in consideration of the transactions contemplated herein as follows:

5.1.1.	At the Closing, Purchaser shall pay to Seller an initial payment for the Purchase Price, as specified in this section, through a deduction from the amount of cash transferred by Seller to Purchaser in the amount of the Total Accounts (the “Initial Payment”). The Initial Payment shall be based upon the amounts stated in this section as of the close of business on the latest day prior to the Effective Date for which Seller has complete records concerning the Total Accounts.

5.1.2.	By no later than ten business days from the Effective Date, Purchaser or Purchaser’s independent accountants shall report to Seller in writing of, (A) the actual aggregate principal amount of and accrued interest on the Deposits transferred hereunder as of the close of business on the Effective Date (the “Actual Deposits”), which amounts shall be reduced by any items in transit after the Effective Date, and (B) the amount of cash “on hand” at the Branch as of the close of business on the Effective Date. The payment amount finally due and owing (the “Final Payment Amount”) shall be based upon the aggregate amount of the Actual Deposits, and the cash “on hand.” The work papers, schedules and other data of Purchaser or Purchaser’s accountants supporting its determination shall be made available to Purchaser and Seller as may be reasonably requested.

5.1.3.	At the end of the three business days from receipt by Seller of the written report from Purchaser or Purchaser’s independent accounting firm (the “Final Settlement Date”), if there is no dispute between Seller and Purchaser as to the Final Settlement Amount:

(i) in the event that the amount of the Final Payment Amount is less than the Initial Payment, Purchaser shall refund to Seller, in immediately available funds, an amount equal to the difference obtained by subtracting the amount of the Final Payment Amount from the Initial Payment Amount, or

(ii) in the event that the amount of the Final Payment Amount is more than the Initial Payment Amount, Seller shall pay to Purchaser, in immediately available funds, an amount equal to the difference obtained by subtracting the Initial Payment Amount from the Final Payment Amount.

5.1.4.	In the event Seller does not agree with Purchaser’s or Purchaser’s accountants’ determination of the Final Payment Amount as set out in the work papers and written report at the end of the three day period referred to in (c) above, Seller and Purchaser shall retain as arbitrator KPMG Peat Marwick LLP or, failing their agreement to act as arbitrator, such other independent accounting firm as may be mutually agreed upon by the parties to review such matters and request such arbitrator to act as promptly as practicable in accordance with its own rules to resolve the dispute within 30 days after being retained by the parties. Upon resolution by such arbitrator of the dispute, such arbitrator shall cause to be prepared and shall deliver to the parties a certificate setting forth the Final Payment Amount. The decision of the arbitrator shall be final, non-appealable and binding on Seller and Purchaser, and the fees and expenses, if any, of such arbitrator shall be paid one-half by Purchaser and one-half by Seller.

5.1.5.	In the event that deposit liabilities, including accrued interest, of the Branch(es) to be assumed by the Purchaser at the close of business on the Effective Date, are less than ninety percent (90%) of the aggregate balance of deposit liabilities expected to be transferred as of the date of the Agreement, including accrued interest, then in that event $1,500,000 of the Purchase Price to be paid by the Purchaser shall be automatically adjusted downward to an amount calculated by multiplying (i) $1,500,000 by (ii) a fraction of which the numerator shall be the aggregate of deposit liabilities to be transferred, including accrued interest, at the close of business on the Effective Date and the denominator shall be ninety percent (90%) of the aggregate amount of the deposit liabilities expected to be transferred, including accrued interest as of the date of the Agreement.

6.	Closing Events. At the Closing:

6.1.	Total Accounts. Seller shall deliver to Purchaser a complete and accurate list of the Total Accounts as of the close of business on the day prior to the Effective Date and the parties shall execute an Agreement of Assignment and Assumption of Total Accounts in the form of Schedule 6.1 attached hereto and made a part hereof.

6.2.	Transfer of Funds. Purchaser and Seller shall execute a memorandum of settlement detailing the transfer of funds which occur in connection with the transactions contemplated by this Agreement, identifying specifically the Certificates and Accounts being transferred. In the event the memorandum of settlement proves to be inaccurate, and the Purchaser has provided notification of such inaccuracy to the Seller within 30 days after Closing, the parties will promptly make appropriate adjustments and accounting, including, but not limited to, any adjustments in order to reflect the amount of accrued interest on the Total Accounts on the Effective Date.

6.3.	Transfer Amount to Purchaser. The net cash transfer of amount due to Purchaser from Seller shall be made in immediately available funds to the account of Purchaser in accordance with instruction provided by Purchaser.

6.4.	Non-Solicitation of Business. Seller will not for eighteen (18) months subsequent to the Effective Date solicit for deposit accounts, customers whose Total Accounts have been transferred hereunder. It is the intention of the parties that Seller shall not solicit for deposits those customers whose Total Accounts are being transferred, but Purchaser recognizes and agrees that Seller cannot control mass mailing, distribution of statement “stuffers” or other advertising materials to persons who also hold accounts at other branches of Seller or newspaper, radio and television advertisements of a general nature, and that Seller cannot control the solicitation of such customers who enter branches of Seller or make telephone inquiries of Seller. It is the understanding of the Purchaser and the Seller that solicitation does not include the circumstances wherein a customer whose Total Accounts have been transferred hereunder initiates discussions with the Seller.

7.	Post Closing Agreements.

7.1.	Subsequent Purchaser Payments. Following the Effective Date, Purchaser agrees to pay in accordance with law and customary banking practices all properly drawn and presented checks, drafts and withdrawal orders presented to Purchaser by mail, over the counter or through the check clearing system of the banking industry, by depositors of the assumed accounts, whether drawn on the checks, withdrawal or draft forms provided by the Seller or by the Purchaser, and in all other respects to discharge, in the usual course of the banking business, the duties and obligations of the Seller with respect to the balances due and owing to the depositors whose accounts are assumed by Purchaser. Purchaser’s obligation under this subsection to honor checks, drafts and withdrawal orders on forms provided by Seller and carrying its imprint (including name and transit routing number) shall not apply to any such check, draft or withdrawal order presented to Purchaser more than sixty (60) days following the Effective Date. Seller and Purchaser will make appropriate arrangements (including establishment by Purchaser of a settlement account with Seller) to provide for settlement by Purchaser of checks, returns and other items which are presented to Seller within sixty (60) days after the Effective Date and which are drawn on or chargeable to accounts which have been assumed.

7.2.	Subsequent Seller Transfers. Seller agrees that it will transfer to Purchaser any deposits given to it after the Effective Date for credit to the assumed accounts, but it shall be under no obligation to accept such deposits.

7.3.	Payment of Items by Seller After the Effective Date. If any of such depositors, instead of accepting the obligation of Purchaser to pay the deposit liabilities assumed, shall demand payment from Seller for all or any part of any such assumed deposit liabilities, Seller shall not be liable or responsible for making such payment. If any of such depositors draw a check, draft or withdrawal order against the deposit liabilities, including accrued interest, assumed from Seller which is presented or charged to Seller within sixty (60) days after the Effective Date, Seller may accept same and present to Purchaser for payment. Purchaser must return to Seller any item, which is not properly payable and which was presented by Seller to Purchaser, at such time and in such a manner as to enable Seller to comply with all applicable laws and regulations.

7.4.	Purchaser Responsible for Returned Items. Purchaser agrees, no later than the start of the second business day after demand by Seller, to pay to Seller an amount equivalent to the amount of any uncollected item included in a depositor’s balance on the Effective Date which is returned within sixty (60) days after the Effective Date as not collected. Purchaser shall be required to make such payment for an item only up to the balance of any funds on deposit with the Purchaser and any balance available on a line of credit the customer has with the Purchaser at the time the Seller makes the demand as aforesaid; provided, however, if prior to the Effective Date the Seller had placed a “hold” or other similar protective measure on the depositor’s account with respect to such item and subsequent to the Effective Date the Purchaser removes such hold or protective measure, then the Purchaser will be obligated to pay the Seller in full on account of such uncollected item. So long as any hold or other protective measure placed on the depositor’s account with respect to such item complies with applicable law, the placing of any such hold or other protective measure shall not be deemed a breach of this Agreement.

8.	Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser as follows:

8.1.	Organization and Standing of Seller. Seller is a duly organized and validly existing bank chartered under the laws of the State of Maryland, is in good standing under the laws of such State, has the corporate power and authority to carry on its business as it is now being conducted, and holds a valid certificate of authority to do business as a commercial bank.

8.2.	Full Information. No representation or warranty made in this Agreement or information furnished pursuant hereto to Purchaser contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary in order to make statements contained herein, in light of the circumstances under which they are made, not misleading.

8.3.	No Conflict with Other Documents. Neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereunder will result in any violation, termination, or modification of, or be in conflict with, any terms of any contract or other instrument to which Seller is a party, or of any judgment, decree, or order applicable to Seller, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of Seller.

8.4.	Title to Total Accounts. Seller is the true owner of and has good title to the Total Accounts free and clear of all pledges, liens, encumbrances and adverse claims of any kind or character; Seller is duly authorized to transfer and assign the Total Accounts to Purchaser, subject to receipt of regulatory approval.

8.5.	Compliance with Laws. None of the Total Accounts is in violation of any federal laws, regulations and rulings applicable thereto, specifically including the Federal Deposit Insurance Act and any regulations and rulings issued pursuant thereto.

8.6.	Litigation, etc. There is no litigation, proceeding, or investigation pending or, to the knowledge of Seller, threatened against it with respect to any of the Total Accounts which might materially affect the validity of this Agreement or of any action taken or to be taken pursuant hereto or in connection herewith on the part of the Seller.

8.7.	Authority. The execution, delivery and performance of this Agreement by Seller have been duly and validly authorized by its Board of Directors or the Executive Committee thereof, subject only to the requisite approval by appropriate governmental regulatory authorities.

8.8.	List of Total Accounts. The list of the Total Accounts contained in Schedule 6.1 hereto to be delivered at Closing shall be a complete and accurate list as of the day prior to the Effective Date.

8.9.	Brokers. Except as disclosed to the Purchaser in writing, neither Seller nor anyone on behalf of Seller has used, employed or incurred any liability to any broker or finder in connection with this Agreement or the transactions contemplated by this Agreement. Seller has engaged Janney Montgomery Scott LLC (“JMS”) to assist it with the sale of the Branch, and will provide compensation to JMS separate from the settlement process described herein.

8.10.	Furniture, Fixtures and Equipment. Seller owns, and will convey to Purchaser at the Closing, all of Seller’s right, title, and interest to all of the furniture, fixtures and equipment of the Branch free and clear of any mortgages, liens, security interests, or pledges. Such items are in generally good working order other than items that are not material or items that do not, in the aggregate, exceed $25,000 in value.

8.11.	Real Estate. Seller makes the following additional representations regarding the Real Estate:

8.11.1.	Except as specifically set forth herein, Seller has no knowledge of any condemnation proceedings pending against the Real Estate.

8.11.2.	Except as specifically set forth herein or otherwise disclosed in writing by Seller to Purchaser, Seller has not entered into any agreement regarding the Real Estate, and the Real Estate is not subject to any claim, demand, suit, lien, proceeding, or litigation of any kind, pending or outstanding, that would materially affect or limit Purchaser’s use and enjoyment of the Real Estate or that would materially limit or restrict Seller’s right or ability to enter into this Agreement and consummate the sale and purchase contemplated hereby.

8.11.3.	To Seller’s knowledge, (i) no fact or condition exists that would result in the permanent termination or material impairment of access to the Real Estate from adjoining public streets or highways or in the permanent discontinuance of necessary utilities services to the Real Estate, and (ii) all sanitation, plumbing, refuse disposal, and similar facilities servicing the Real Estate are in material compliance with applicable governmental regulations.

8.11.4.	No complaints have been received by Seller that Seller is in violation of applicable building, zoning, platting, subdivision, use, safety, building, or similar laws, ordinances, regulations, and restrictions with respect to the Real Estate. To Seller’s knowledge, there are no special or general assessments pending against or affecting the Real Estate and, to Seller’s knowledge, no public improvements have been recently made that would cause special or general assessments to be assessed against the Real Estate. Except for any encroachment that does not materially affect the use or value of the premises: (i) to Seller’s knowledge, there is no encroachment upon the Real Estate from any buildings or improvements, if any, located on the adjacent property; and (ii) to Seller’s knowledge, there is no encroachment by the Real Estate upon any adjacent property or upon any easements with respect to the adjacent property. There are no leases or other agreements by which any Person possesses or has a right to possess all or any portion of the Real Estate other than those described in this Agreement or exhibits to this Agreement. To Seller’s knowledge, and except as disclosed by title insurance binder or by survey, there is no violation of any applicable building restriction or restrictive covenant. To Seller’s knowledge, the Real Estate is adequately serviced by all utilities necessary for effective operation as presently used for a financial institution office.

8.12.	Employees. No Employee located in the Branch is a party to any collective bargaining, employment, severance, termination, or change of control agreement or represented by a labor organization of any type other than Seller’s established terms of employment and severance policies. Seller is unaware of any efforts during the past three years to unionize or organize the employees of the Branch. Seller will provide to Purchaser a true and correct list of all employees of the Branch as of the date hereof, and a list of any and all bonus or incentive or other compensation arrangements or commitments, other than benefits plans applicable to all Seller employees, for each such employee or for the employees as a group. Purchaser agrees to keep such information in strictest confidence and to confine knowledge of such information to those of its officers and personnel who have a need to know such information in connection with the performance of their duties. None of the employees of the Branch is a party to any employment contract, formal or informal, oral or written, or represented under any collective bargaining agreement relating to employment with Seller.

8.13.	Environmental Matters. Except as previously disclosed to Purchaser in writing, to the actual knowledge of the Executive Officers of Seller or its senior property management officer and without any investigation by such officers:

8.13.1.	The Real Estate is, in all material respects, in compliance with all applicable federal, state, local, or municipal statutes, ordinance, laws, and regulations and all orders, rulings, or other decisions of any court, administrative agency, or any other governmental authority relating to the protection of the environment.

8.13.2.	The Real Estate is not constructed of, nor does it contain as a component part, any material (either in its present form or as it may reasonably be expected to change through aging or normal use) that reasonably can be expected to release any substance, whether gaseous, liquid, or solid or that is known to be (either by single exposure or by repeated or prolonged exposure) injurious or hazardous to the health of persons occupying the premises or is a “Hazardous Substance” (defined below). Without limiting the generality of this Section, the Real Estate is, and during all applicable limitation periods has been, to Seller’s knowledge, free of asbestos except to the extent properly sealed or encapsulated in compliance with all applicable “Environmental Laws” (defined below) and all work-place safety, disability and health laws, regulations, and guidelines so as to completely prevent the escape of asbestos particles or fibers.

8.13.3.	During Seller’s operation of the Real Estate, no part of the Real Estate has been used for the manufacture, handling, storage, or disposal of Hazardous Substances, except for conventional cleaning and maintenance materials in quantities customary for commercial operations of the nature conducted by Seller at the Real Estate.

8.13.4.	Except as disclosed in writing to Purchaser, the Real Estate does not contain, nor has it ever contained, an “underground storage tank” as that term is defined in the Federal Hazardous and Solid Waste Amendments of 1984 to the Resource Conservation and Recovery Act.

8.13.5.	There is no action, suit, investigation, inquiry, or other proceeding, ruling, order, or citation involving Seller, pending, threatened, or previously asserted as a result of any actual or alleged failure to comply with any requirement of any Environmental Laws with respect to the Real Estate, and there is no factual basis for any of the foregoing. Seller has not received a notice that they are a potentially responsible party under any state or federal Environmental Law.

8.13.6.	Seller is not an “owner or operator” of a “facility” or “vessel,” as those terms are defined in Section 9601 of the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C.A. § 9601 (“CERCLA”), thereby owning, possessing, transporting, generating, or disposing of any Hazardous Substances in relation to the Real Estate.

For purposes of this Agreement, “Hazardous Substances” has the meaning defined in Section 9601 of CERCLA, and includes any substance that is now or hereafter regulated by or subject to any Environmental Laws and any other pollutant, contaminant, or waste, including, without limitation, asbestos, radon, polychlorinated biphenyls, and petroleum products; and “Environmental Laws” mean all laws (civil or common), ordinances, rules, regulations, and orders that: (i) regulate solid waste management, including the containment, storage, handling, transportation, disposal, or management of Hazardous Substances; (ii) regulate or prescribe requirements for air, water, or soil quality; (iii) are intended to protect public health or the environment; or (iv) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substances.

8.14.	Accounts. The Accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the fullest extent permitted by federal law and no action is pending or has been threatened by the FDIC against Seller with respect to the termination of such insurance. The Accounts: (i) are in all respects genuine and enforceable obligations of Seller and have been acquired and maintained in full compliance with all applicable laws, including but not limited to the Truth in Savings Act and regulations promulgated thereunder; (ii) were acquired in the ordinary course of Seller’s business; and (iii) are not subject to any claims with respect to such Accounts that are superior to the rights of persons shown on the records delivered to Purchaser indicating the owners of the Accounts, other than claims against such Account owners, such as state and federal tax liens, garnishments, and other judgment claims, which have matured or may mature into claims against the respective Accounts.

8.15.	Books, Records, Documentation, etc. The books and records of the Branch are correct, accurate, and complete, in all material respects, have been maintained in a consistent and a customary manner, and are in material compliance with all applicable federal and state laws and regulations and customary banking practices. The deposit- related forms, notices, statements, and related documentation, as well as Seller’s policies, procedures, and practices with respect thereto, used at the Branch comply in all material respects with applicable federal and state laws and regulations and customary banking practices.

8.16.	Tax Matters. Seller has complied with the requirements of the Internal Revenue Service regarding taxpayer identification number certification, interest information reporting, and backup withholding of interest payable in connection with the Accounts. Seller has filed all federal, state, county, local, and foreign tax returns, including information returns, required to be filed by Seller in connection with Seller’s operation of the

Branch, and has paid all taxes owed by Seller, including those with respect to withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise, and sales taxes, and no taxes shown on such returns or assessments received by them are delinquent. Seller has paid all taxes that it is required to withhold from amounts owing to employees, creditors, holders of Accounts, or other third parties. For all completed years, Seller has duly and timely sent to each holder of an Account, a Form 1099 (or a substitute form permitted by law) relating to interest, earnings, or dividends paid on such accounts for those periods, to the extent applicable to the Accounts.

9.	Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller as follows:

9.1.	Organization and Standing of Purchaser. Purchaser is a duly organized and validly existing state chartered commercial bank, in good standing under the laws of the state of West Virginia, has the corporate power and authority to carry on its business as it is now being conducted, and holds a valid certificate of authority to do business as a commercial bank.

9.2.	No Conflict with Other Documents. Neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereunder will result in any violation, termination, or modification of, or be in conflict with, any terms of any contract or other instrument to which Purchaser is a party, or of any judgment, decree or order applicable to Purchaser.

9.3.	Authority. The execution, delivery and performance of this Agreement by Purchaser have been duly and validly authorized by its Board of Directors, subject only to approval by appropriate governmental regulatory authorities.

9.4.	Litigation, etc. There is no litigation, proceeding or investigation pending or, to the knowledge of Purchaser, threatened against it which might (a) result in any material adverse change in the business or condition (financial or otherwise) of Purchaser or (b) materially effect the validity of this Agreement or of any action taken or to be taken pursuant hereto or in connection herewith on the part of the Purchaser.

9.5.	Full Information. No representation or warranty made in this Agreement or information furnished pursuant hereto to Seller contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary in order to make statements contained herein not misleading in light of the circumstances under which they are made.

9.6.	Brokers. Neither Purchaser nor anyone on behalf of Purchaser has used, employed or incurred any liability to any broker or finder in connection with this Agreement or the transactions contemplated by this Agreement. Purchaser has engaged The Carson Medlin Company (“CMC”) to assist it with the sale of the Branch, and will provide compensation to CMC separate from the settlement process described herein.

10.	Covenants of Seller. Except as otherwise consented to in writing by Purchaser after the date of this Agreement, Seller covenants to and agrees with Purchaser as follows:

10.1.	Information. Seller will give to Purchaser and to its officers, accountants, counsel and other representatives full access during Seller’s normal business hours throughout the period prior to the Effective Date to all of Seller’s properties, books, contracts, customer records (consistent with applicable law), commitments, reports of examination (consistent with applicable law) and records which relate to operation of the Branch. Seller will furnish Purchaser during such period with such information concerning the Branch as Purchaser may reasonably request, including information for use in necessary filings to be made with appropriate governmental regulatory authorities. Information shall be provided on a mutually acceptable schedule and in a mutually acceptable format, provided however that if Purchaser requires periodic customer information updates, reports which are customized or significant third party costs would be incurred by Seller to produce the information, then such requests will be deemed beyond the scope of this section and will be provided in Seller’s sole discretion and, if provided, Purchaser shall compensate Seller for any related expense.

10.2.	Conduct of Seller’s Business. Pending the Closing, (a) Seller will operate the Branch only in the ordinary course including interest rates consistent with the Seller’s present rate structure; (b) no increase shall be made in any salary or wages (excluding regularly-scheduled salary increases) and no establishment or increase shall be made in any bonus, pension, option, incentive or deferred compensation, retirement, death, profit-sharing, or similar benefits of any of the Officers and Employees (excluding bank-wide changes); and (c) Seller shall not place upon or permit any lien or encumbrance upon any of the Assets or Total Accounts. Pending the Closing, Seller shall (d) use its best efforts to preserve the Assets and Total Accounts and to keep available the services of the Officers and Employees; (e) continue in effect the present method of conducting business at the Branch (excluding bank-wide changes) except as otherwise consented to by Purchaser. Notwithstanding anything herein to the contrary, nothing herein shall be deemed to prohibit Seller from terminating, without the consent of Purchaser, any existing agreement or lease that it may have with respect to the Branch regarding the provision of trust services or the sale of annuities, securities, insurance or other similar products or services at the Branch.

10.3.	Customer Information. Seller shall, upon the execution of this Agreement, make available to Purchaser all material information regarding the Total Accounts (consistent with applicable law), including customer lists, account numbers and amounts, maturity schedules and other data necessary to effect an orderly transfer of the Total Accounts at Closing. Information shall be provided on a mutually acceptable schedule and in a mutually acceptable format, provided however that if Purchaser requires periodic customer information updates, reports which are customized or significant third party costs would be incurred by Seller to produce the information, then such requests will be deemed beyond the scope of this section and will be provided in Seller’s sole discretion and, if provided, Purchaser shall compensate Seller for any related expense.

10.4.	Execution of Additional Documents. Seller will execute all documents that Purchaser may reasonably require to evidence Purchaser’s ownership of the Total Accounts.

10.5.	Notice to Depositors. Prior to the Closing, Seller shall advise all persons having interests in the Total Accounts at the Branch that their deposit will be transferred and assumed by Purchaser hereunder to the extent Purchaser can do so unless other arrangements are made by the depositor; the form of notice provided to the depositors shall be satisfactory to Purchaser and shall authorize Purchaser to receive information on each of the Total Accounts prior to the Effective Date unless the appropriate customer objects; and Seller will use its best efforts to secure the transfer of the maximum amount of Total Accounts to Purchaser.

10.6.	Seller Indemnification. Seller shall indemnify, hold harmless and defend Purchaser from and against all claims, demands, obligations, losses and liabilities, including reasonable attorneys’ fees and expenses, arising out of any actions, suits or proceedings commenced prior to the Effective Date (other than proceedings to prevent or limit the consummation of this transaction) relating to operations at the Branch; and the Seller shall further indemnify, hold harmless and defend Purchaser from and against all claims, demands, obligations, losses and liabilities, including reasonable attorneys’ fees and expenses, arising out of any actions, suits or proceedings commenced on or after the Effective Date but which relate to operations at the Branch prior to the Effective Date. It is understood that the obligations of the Seller under this Section shall survive the Effective Date.

11.	Covenants of Purchaser. Except as otherwise consented to in writing by Seller after the date of this Agreement, Purchaser covenants to and agrees with Seller as follows:

11.1.	Performance. Subject to Seller’s representations and warranties contained in this Agreement, Purchaser will accept the Total Accounts and assume and perform its obligations under this Agreement and the accompanying Schedules.

11.2.	Protection of Information. Purchaser will hold all customer lists and account and loan information provided by Seller in confidence except to the extent that it is required to disclose such information to stockholders, to the public, or in filings with governmental regulatory authorities. In the event the sale and purchase of the Assets and assumption of the Liabilities as provided in this Agreement are not consummated, Purchaser agrees that it will promptly return all customer lists and account and loan information provided by Seller and all copies or abstracts thereof made by Purchaser and shall not in any manner retain, use or disclose the customer lists and account and loan information provided by Seller.

11.3.	Application to Regulatory Agencies. Purchaser will prepare and file, within 15 days of the date of this Agreement, applications with all applicable regulatory agencies to obtain the approval(s) referred to in Section 2.2 and will use its best efforts to secure favorable action on such applications. Purchaser will deliver to Seller copies of the applications and evidence of their filing within 3 days after they are filed. Purchaser will deliver to Seller copies of the approval or other determination by the applicable regulatory agencies within 3 days after they are received by Purchaser.

11.4.	Purchaser Indemnification. Purchaser shall indemnify, hold harmless and defend the Seller from and against all claims, losses, liabilities, demands and obligations, including reasonable attorneys’ fees and expenses, sales and use taxes, social security and unemployment taxes, all accounts payable and operating expenses (including salaries, rents and utility charges), which the Seller may receive, suffer or incur in connection with operations and transactions occurring on or after the Effective Date and which involve the Branch, the assets transferred, the liabilities assumed or the personnel hired pursuant to this Agreement. To the extent any such item has been prepaid by the Seller for a period extending beyond the Effective Date, there shall be a proportionate monetary adjustment in favor of Seller. It is understood that the obligations of Purchaser under this Section shall survive the Effective Date. This indemnification does not extend to claims, demands, obligations, losses or liabilities arising out of the presence of Hazardous Substances or violations of Environmental Laws (as those terms are defined in Section 8.13 hereof) on or in the Real Estate.

11.5.	Cooperation. Purchaser shall cooperate with and assist Seller in obtaining any consents required in connection with any Lease assignments required hereunder. Such cooperation and assistance shall include, without limitation, the provision of any financial or other information required by any lessor under any applicable Lease.

12.	Conditions Precedent to Purchaser’s Obligations Hereunder. Unless waived in writing by Purchaser in its sole discretion, all obligations of Purchaser hereunder shall be subject to the fulfillment prior to or at the Closing of the following conditions:

12.1.	Representations, Warranties, and Covenants. The representations and warranties of Seller herein contained shall be true as of the Effective Date, shall be deemed made again at and as of the Effective Date, and shall be true as so made again; Seller shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date.

12.2.	Events Preceding the Effective Date. Each of the events set forth in Section 2 shall have occurred.

12.3.	No Adverse Proceedings or Events. No action or proceeding against Purchaser or the consummation of the transactions contemplated by this Agreement shall have been instituted or threatened or any investigations undertaken that might result in any such action or proceeding, no order of any court entered, and no other event shall have occurred or not occurred, on or before the Effective Date, which, in the view of Purchaser’s counsel, renders it impossible for legal reasons for Purchaser to consummate the transactions contemplated by this Agreement.

12.4.	Consents, Etc. All requisite consents, undertakings, agreements, exercises and terminations of any third parties shall have been obtained, either to the satisfaction of Purchaser or waived by Purchaser, provided Purchaser has cooperated with Seller as required by Section 11.5 of this Agreement.

13.	Conditions Precedent to Seller’s Obligations Hereunder. Unless waived in writing by Seller in its sole discretion, all obligations of Seller hereunder shall be subject to the fulfillment prior to or at the Closing of the following conditions:

13.1.	Representations, Warranties, and Covenants. The representations and warranties of Purchaser herein contained shall be true as of the Effective Date, shall be deemed made again at and as of the Effective Date, and shall be true as so made again; Purchaser shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date.

13.2.	Events Preceding the Effective Date. Each of the events set forth in Section 2 shall have occurred.

13.3.	No Adverse Proceedings or Events. No action or proceeding against Seller or the consummation of the transactions contemplated by this Agreement shall have been instituted or threatened or any investigations undertaken that might result in any such action or proceeding, no order of any court entered, and no other event shall have occurred or not occurred, on or before the Effective Date, which, in the view of Seller’s counsel, renders it impossible or inadvisable for legal reasons for Seller to consummate the transactions contemplated by this Agreement.

14.	Amendment of the Agreement. This Agreement may be amended at any time, provided that any such amendment is in writing and is approved by both of the parties hereto.

15.	Termination of Agreement.

15.1.	This agreement may be terminated at any time, but not later than the Effective Date:

15.1.1.	by mutual agreement of Purchaser and Seller; or

15.1.2.	by Purchaser if any of the conditions provided for in Section 12 of this Agreement shall not have been met or waived in writing by Purchaser; or

15.1.3.	by Seller if any of the conditions provided for in Section 13 of this Agreement shall not have been met or waived in writing by Seller; or

15.1.4.	by either party if the Effective Date has not occurred on or before December 31, 2005.

15.2.	In the event of termination pursuant to this section, written notice thereof forthwith shall be given to the other party, and this Agreement shall terminate immediately upon receipt of such notice, unless an extension is consented to by the party or parties having the right to terminate. If this Agreement is terminated as provided herein:

15.2.1.	Each party will redeliver all documents, work papers and other materials of the party relating to this transaction, whether so obtained before or after the execution hereof, to the party furnishing the same; and

15.2.2.	All information received by either party hereto with respect to the business of the other party (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for business advantage by such party or disclosed by such party to third persons to the detriment of the party furnishing such information or if otherwise prohibited by state or federal law; and

15.2.3.	Nothing contained in this section shall be deemed to excuse either party for a breach of any of its obligations or agreements undertaken or made in this Agreement.

15.3.	If this Agreement is terminated by Purchaser for any reason other than any of the conditions provided for in Section 12 of this Agreement not having been met or waived in writing by Purchaser, or by Seller due to Purchaser’s failure to meet the conditions provided for in Section 13 of this Agreement, then in addition to such other rights Seller may have, Purchaser shall be obligated to pay all of Seller’s expenses, including but not limited to, legal, investment banking and appraisal fees, plus accrued interest therein.

15.4.	If this Agreement is terminated by Seller for any reason other than any of the conditions provided for in Section 13 of this Agreement not having been met or waived in writing by Seller, or by Purchaser due to Seller’s failure to meet the conditions provided for in Section 12 of this Agreement, then, in addition to such other rights Purchaser may have, Seller shall be obligated to pay all of Purchaser’s expenses, including but not limited to, legal, investment banking and appraisal fees, plus accrued interest thereon.

16.	Expenses. Except as otherwise specifically provided in this Agreement, each party to this Agreement shall pay its own expenses relating hereto, including fees and disbursements of its counsel, accountants and brokers.

17.	Notices. All notices, requests, demands, and other communications under or connected with this Agreement shall be in writing, and,

if to the Purchaser, shall be addressed to:

MVB Bank, Inc.

Attn. James R. Martin, President & CEO

301 Virginia Avenue

Fairmont, WV 26554-2777

if to the Seller, shall be addressed to:

Susquehanna Bancshares, Inc.

Attn. Drew K. Hostetter, Executive Vice President & CFO

26 North Cedar Street

P.O. Box 1000

Lititz, PA 17543-7000

Any such notices, requests, demands, and other communications shall be mailed, postage prepaid, first class mail, or delivered personally and shall be sufficient and effective when delivered to or received at the address as specified. Each of the parties may change the address at which it is to receive communications by like written notice to the other.

18.	Press Releases. Purchaser and Seller will cooperate and coordinate in the joint release of any press release regarding the Branch transaction contemplated hereunder.

19.	Entire Agreement; Effect. This Agreement (including the Schedules, lists and documents delivered pursuant hereto, which are made a part hereof) is intended by the parties to and does constitute the entire agreement of the parties with respect to the transaction contemplated hereunder. This Agreement supersedes any and all prior understandings, and it may not be changed, waived, discharged, or terminated orally, but only in writing by a party against which enforcement of the change, waiver, discharge or termination is sought.

20.	General. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, but shall not be assigned, and shall not create any rights in third parties, including stockholders or employees of either party hereto. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

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IN WITNESS WHEREOF, Purchaser and Seller have caused this Agreement to be duly executed by their respective representatives, thereunto duly authorized, as of the date first above written.

ATTEST:	Susquehanna Bank

/s/ Brenda L. Keifer	By:	/s/ James G. Pierne
Name: Brenda Keifer	Name: James G. Pierne
Title: Corporate Secretary	Title: Chairman, President & CEO

ATTEST:	MVB Bank, Inc.

/s/ Susan K. Fassbender	By:	/s/ James R. Martin
Name: Susan K. Fassbender	Name: James R. Martin
Title:	Title: President